[ON LETTERHEAD OF ENGLOBAL CORPORATION]



                                December 20, 2005



By Facsimile 202-772-9368
-------------------------
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:  Mr. Matt Franker

     Re:    ENGlobal Corporation (File No. 1-14217)
            Registration Statement on Form S-3 (No. 333-129336)

Dear Mr. Franker:

     On behalf of ENGlobal Corporation ("ENGlobal"), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, I hereby request acceleration of the effective date of the referenced Registration Statement to 5:00 p.m, Eastern Time, on December 20, 2005.

     In connection with this request for acceleration, I hereby acknowledge the following on behalf of ENGlobal:

     o Should the Securities and Exchange Commission (the "Commission") or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

     o The action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve ENGlobal from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

     o ENGlobal may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                            Sincerely,

                                            /s/ William A. Coskey
                                            ---------------------
                                            William A. Coskey
                                            Chairman of the Board



cc:  Kathryn K. Lindauer, Esq., Jenkens & Gilchrist